NEXPOINT DIVERSIFIED REAL ESTATE TRUST

300 Crescent Court, Suite 700

Dallas, Texas 75201

September 4, 2025

BY EDGAR

Pearlyne Paulemon

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NexPoint Diversified Real Estate Trust Registration Statement on Form S-3 Filed August 22, 2025 File No. 333-289799

Ladies and Gentlemen:

This letter is in response to the letter dated September 2, 2025 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to NexPoint Diversified Real Estate Trust (the “Company”). For ease of reference, the text of the Staff’s comment is included below in bold-faced type, followed by the Company’s response.

Registration Statement on Form S-3 filed August 22, 2025

General

1.

With reference to the shares held by NexPoint Real Estate Advisors X, L.P., we note that the selling shareholder is identified as a wholly owned subsidiary of NexPoint. Given this relationship, you are not permitted to rely on Securities Act Rule 415(a)(1)(i) to register the shares because the rule excludes securities offered by “a person of which the registrant is a subsidiary.” Accordingly, please amend your registration statement to disclose that this is a primary offering and identify the selling stockholder as an underwriter. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations, Question 212.15.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that NexPoint Real Estate Advisors X, L.P. (the “Selling Stockholder”) is not a subsidiary of the Company, nor is the Company a subsidiary of the Selling Stockholder. The Registration Statement on Form S-3 (the “Registration Statement”) includes that “NexPoint Real Estate Advisors X, L.P. is a wholly owned subsidiary of NexPoint.” The term “NexPoint” is defined in the Registration Statement to mean NexPoint Advisors, L.P. NexPoint Advisors, L.P. provides external management and advisory services, among other services, to a number of clients through its various subsidiaries, one of which is the Selling Stockholder, the Company’s external advisor.

If you have any questions, please feel free to contact me at 214-276-6300 or our counsel, Justin Reinus of Winston & Strawn LLP, at 214-453-6566.

Very truly yours,
/s/ Paul Richards
Paul Richards Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretar

cc:	Justin S. Reinus, Partner, Winston & Strawn LLP Charles T. Haag, Partner, Winston & Strawn LLP